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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                      BERINGER WINE ESTATES HOLDINGS, INC.
                       (Name of Subject Company (Issuer))
                            ------------------------

                           BORDEAUX ACQUISITION CORP.
                         FOSTER'S BREWING GROUP LIMITED
                      (Name of Filing Persons (Offerors))

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Titles of Classes of Securities)

                                 NOT AVAILABLE
                                   084102102
                    (CUSIP Numbers of Classes of Securities)
                            ------------------------

                                  PETER BOBEFF
                         FOSTER'S BREWING GROUP LIMITED
                             77 SOUTHBANK BOULEVARD
                       SOUTHBANK, VICTORIA AUSTRALIA 3006
                               011-613-9633-2000
                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                            ------------------------

                                   Copies to:
                               JAMES E. O'BANNON
                                 MARILYN SONNIE
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939
                            ------------------------

                           CALCULATION OF FILING FEE

                                                               AMOUNT OF FILING
                  TRANSACTION VALUATION(1)                          FEE(2)
                       $1,205,951,330                              $241,191

(1) Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase at $55.75 per share, pursuant to the Offer to Purchase, of all 1,337,962 shares of Class A common stock (the "Class A Shares") and all 18,439,214 shares of Class B common stock (the "Class B Shares" and, together with the Class A Shares, the "Shares"), of Beringer Wine Estates Holdings, Inc. outstanding as of August 28, 2000 and 1,854,238 Class B Shares issuable upon exercise of certain options.

(2) The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the value of the transactions.

/ /  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
     Amount Previously Paid: ________________________  Filing Party: __________________________________
     Form or Registration No.: ______________________  Date Filed: ____________________________________

    The transaction to which the statement relates is a third-party tender offer subject to Rule 14d-1.

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
    This Tender Offer Statement on Schedule TO relates to the offer by Bordeaux Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect, wholly owned subsidiary of Foster's Brewing Group Limited, a corporation organized under the laws of the State of South Australia, Commonwealth of Australia ("Foster's"), to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Class A Shares"), of Beringer Wine Estates Holdings, Inc., a Delaware corporation ("Beringer") and all of the outstanding shares of Class B common stock, par value $0.01 per share (the "Class B Shares" and, together with the Class A Shares, the "Shares"), of Beringer at a purchase price of $55.75 per Share, net to the seller in cash, without interest, prorated for fractional Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as such documents may be amended or supplemented from time to time, together constitute the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively. This Schedule TO is being filed on behalf of Foster's and Purchaser. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

    This Schedule TO is filed by Foster's and Purchaser.

    None of Foster's, Purchaser or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding of any violation of such laws.

ITEM 10.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not Applicable.

ITEM 12.  EXHIBITS.

(a)(1)   Offer to Purchase, dated September 1, 2000

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees

(a)(4)   Form of Letter to Clients for Use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees

(a)(5)   Notice of Guaranteed Delivery

(a)(6) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)   Press release issued by Beringer on August 28, 2000

(a)(8)   Form of Summary Advertisement, dated September 1, 2000

(b)(1)   Bridge Facility Agreement, dated August 29, 2000, among FBG
         Treasury (USA) Inc. ("Treasury USA"), Foster's, National
         Australia Bank Limited ("NALB"), Bank of America National
         Association ("BANA"), Westpac Banking Corporation
         ("Westpac"), Commonwealth Bank of Australia ("CBA"),
         Australia and New Zealand Banking Group Limited ("ANZ"), and
         UBS AG, Stamford Branch ("UBS Stamford").

(b)(2)   Loan Agreement, dated August 29, 2000, among Treasury USA,
         Foster's, and UBS Stamford.

(b)(3)   Facility Agreement, dated May 8, 1996, among FBG Treasury
         (Europe) B.V. ("Treasury Europe"), Treasury USA, FGB
         Treasury (Aust.) Limited ("Treasury Aust."), FBG Canadian
         Treasury, Inc. ("Treasury Canada"), Foster's, BANA, BA
         Australia Limited ("BA Australia"), Bank of America Canada
         ("BAC"), and Bank of America National Association, Amsterdam
         Branch ("BANA Amsterdam").

(b)(4)   Amendment Agreement, dated September 29, 1998, among
         Treasury Europe, Treasury USA, Treasury UK, Treasury Aust.,
         Treasury Canada, Foster's, BANA, BA Australia, BAC, and BANA
         Amsterdam (amending Facility Agreement, dated May 8, 1996).

(b)(5)   Letter Agreement, dated August 29, 2000, among BANA, BA
         Australia, BAC, BANA Amsterdam, and Foster's (amending
         Facility Agreement, dated May 8, 1996).

(b)(6)   Facility Agreement, dated May 10, 1991, among Treasury
         Aust., Treasury UK, Treasury Europe, FBG Treasury (NZ)
         Limited ("Treasury NZ"), Treasury USA, Foster's, and CBA.

(b)(7)   Amendment Agreement, dated March 2, 2000, among Treasury
         Aust., Treasury UK, Treasury Europe, Treasury NZ, Treasury
         USA, Foster's, NALB, and CBA (amending Facility Agreement, dated May 10, 1991).

(b)(8)   Letter Agreement, dated August 29, 2000, among CBA,
         Foster's, Treasury Aust., Treasury UK, Treasury Europe,
         Treasury NZ, and Treasury USA (amending Facility Agreement, dated May 10, 1991).

(b)(9)   Facility Agreement, dated February 27, 1991, among Treasury
         Aust., Treasury UK, Treasury Europe, Treasury NZ, Treasury
         USA, Foster's, NALB, and Bank of New Zealand ("BNZ").

(b)(10)  Amendment Agreement, dated June 30, 2000, among Treasury
         Aust., Treasury UK, Treasury Europe, Treasury NZ, Treasury
         USA, Foster's, NALB, and BNZ (amending Facility Agreement, dated February 27, 1991).

(b)(11)  Letter Agreement, dated August 29, 2000, among NALB, BNZ,
         Foster's, Treasury Aust., Treasury UK, Treasury Europe,
         Treasury NZ, and Treasury USA (amending Facility Agreement, dated February 27, 1991).

(b)(12)  Facility Agreement, dated March 21, 1991, among Treasury
         Aust., Treasury UK, Treasury USA, Treasury NZ, Foster's, and
         Westpac.

(b)(13)  Amendment Agreement, dated February 16, 2000, between
         Treasury Aust., Treasury UK, Treasury NZ, Treasury USA,
         Foster's, and Westpac (amending Facility Agreement, dated
         March 21, 1991).

(b)(14)  Letter Agreement, dated August 29, 2000, among Westpac,
         Foster's, Treasury Aust., Treasury UK, Treasury NZ, and
         Treasury USA (amending Facility Agreement, dated March 21,
         1991).

(b)(15)  Multi Option Facility Letter Agreement, dated August 28,
         2000, among ANZ, ANZ Banking Group (New Zealand) Limited, and Foster's and its subsidiaries.

(b)(16)  FBG Financing Trust, dated February 21, 1993, among
         Foster's, Treasury Aust., Treasury UK, Treasury Canada, and
         National Mutual Trustees Limited.

(c)      Not applicable

(d)(1) Agreement and Plan of Merger, dated August 28, 2000, by and among Beringer, Foster's and Purchaser

(d)(2) Tender, Voting and Option Agreement, dated August 28, 2000, by and among Foster's, Purchaser and the stockholders signatory thereto

(e)      Not applicable

(f)      Not applicable

(g)      Not applicable

(h)      Not applicable

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

    Not Applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2000                                FOSTER'S BREWING GROUP LIMITED

                                                       By:  /s/ EDWARD T. KUNKEL
                                                            -----------------------------------------
                                                            Name: Edward T. Kunkel
                                                            Title: Chief Executive Officer and
                                                            President

                                                       BORDEAUX ACQUISITION CORP.

                                                       By:  /s/ PETER A. BOBEFF
                                                            -----------------------------------------
                                                            Name: Peter A. Bobeff
                                                            Title: Director and Secretary

                                 EXHIBIT INDEX

(a)(1)   Offer to Purchase, dated September 1, 2000

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees

(a)(4)   Form of Letter to Clients for Use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees

(a)(5)   Notice of Guaranteed Delivery

(a)(6) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)   Press release issued by Beringer on August 28, 2000

(a)(8)   Form of Summary Advertisement, dated September 1, 2000

(b)(1)   Bridge Facility Agreement, dated August 29, 2000, among FBG
         Treasury (USA) Inc. ("Treasury USA"), Foster's, National
         Australia Bank Limited ("NALB"), Bank of America National
         Association ("BANA"), Westpac Banking Corporation
         ("Westpac"), Commonwealth Bank of Australia ("CBA"),
         Australia and New Zealand Banking Group Limited ("ANZ"), and
         UBS AG, Stamford Branch ("UBS Stamford").

(b)(2)   Loan Agreement, dated August 29, 2000, among Treasury USA,
         Foster's, and UBS Stamford.

(b)(3)   Facility Agreement, dated May 8, 1996, among FBG Treasury
         (Europe) B.V. ("Treasury Europe"), Treasury USA, FGB
         Treasury (Aust.) Limited ("Treasury Aust."), FBG Canadian
         Treasury, Inc. ("Treasury Canada"), Foster's, BANA, BA
         Australia Limited ("BA Australia"), Bank of America Canada
         ("BAC"), and Bank of America National Association, Amsterdam
         Branch ("BANA Amsterdam").

(b)(4)   Amendment Agreement, dated September 29, 1998, among
         Treasury Europe, Treasury USA, Treasury UK, Treasury Aust.,
         Treasury Canada, Foster's, BANA, BA Australia, BAC, and BANA
         Amsterdam (amending Facility Agreement, dated May 8, 1996).

(b)(5)   Letter Agreement, dated August 29, 2000, among BANA, BA
         Australia, BAC, BANA Amsterdam, and Foster's (amending
         Facility Agreement, dated May 8, 1996).

(b)(6)   Facility Agreement, dated May 10, 1991, among Treasury
         Aust., Treasury UK, Treasury Europe, FBG Treasury (NZ)
         Limited ("Treasury NZ"), Treasury USA, Foster's, and CBA.

(b)(7)   Amendment Agreement, dated March 2, 2000, among Treasury
         Aust., Treasury UK, Treasury Europe, Treasury NZ, Treasury
         USA, Foster's, NALB, and CBA (amending Facility Agreement, dated May 10, 1991).

(b)(8)   Letter Agreement, dated August 29, 2000, among CBA,
         Foster's, Treasury Aust., Treasury UK, Treasury Europe,
         Treasury NZ, and Treasury USA (amending Facility Agreement, dated May 10, 1991).

(b)(9)   Facility Agreement, dated February 27, 1991, among Treasury
         Aust., Treasury UK, Treasury Europe, Treasury NZ, Treasury
         USA, Foster's, NALB, and Bank of New Zealand ("BNZ").

(b)(10)  Amendment Agreement, dated June 30, 2000, among Treasury
         Aust., Treasury UK, Treasury Europe, Treasury NZ, Treasury
         USA, Foster's, NALB, and BNZ (amending Facility Agreement, dated February 27, 1991).

(b)(11)  Letter Agreement, dated August 29, 2000, among NALB, BNZ,
         Foster's, Treasury Aust., Treasury UK, Treasury Europe,
         Treasury NZ, and Treasury USA (amending Facility Agreement, dated February 27, 1991).

(b)(12)  Facility Agreement, dated March 21, 1991, among Treasury
         Aust., Treasury UK, Treasury USA, Treasury NZ, Foster's, and
         Westpac.

(b)(13)  Amendment Agreement, dated February 16, 2000, between
         Treasury Aust., Treasury UK, Treasury NZ, Treasury USA,
         Foster's, and Westpac (amending Facility Agreement, dated
         March 21, 1991).

(b)(14)  Letter Agreement, dated August 29, 2000, among Westpac,
         Foster's, Treasury Aust., Treasury UK, Treasury NZ, and
         Treasury USA (amending Facility Agreement, dated March 21,
         1991).

(b)(15)  Multi Option Facility Letter Agreement, dated August 28,
         2000, among ANZ, ANZ Banking Group (New Zealand) Limited, and Foster's and its subsidiaries.

(b)(16)  FBG Financing Trust, dated February 21, 1993, among
         Foster's, Treasury Aust., Treasury UK, Treasury Canada, and
         National Mutual Trustees Limited.

(d)(1) Agreement and Plan of Merger, dated August 28, 2000, by and among Beringer, Foster's and Purchaser

(d)(2) Tender, Voting and Option Agreement, dated August 28, 2000, by and among Foster's, Purchaser and the stockholders signatory thereto